SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               September 23, 2002


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X      Form 40-F
                                   ---              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes         No  X
                                   ---         ---

                                    EXHIBITS


Exhibit 1 Press release dated September 20, 2002 announcing European Commission antitrust approval of Cereol acquisition.

Exhibit 2 Press release dated September 23, 2002 announcing increase in projections for third quarter net income

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 23, 2002                               BUNGE LIMITED



                                                  By: /s/ Theodore P. Fox
                                                     ---------------------------
                                                  Name:  Theodore P. Fox
                                                  Title: Controller